G2 VENTURES, INC

16th Floor, Tianjin Global Zhiye Square,
309 Nanjing Road, Nankai District,
Tianjin, PRC 300100

October 5, 2010

BY E-MAIL

Turner, Stone & Company, LLP
12700 Park Central Drive, Suite 1400
Dallas, Texas 75251

Re: Termination of Engagement with G2 Ventures, Inc.

Dear Sir/Madam:

As you may already know, we have recently acquired control of G2 Ventures, Inc. (the "Company"). We have decided to appoint Sherb & Co., LLP ("Sherb ") as our public accounting firm and hereby notify you of the termination of your services as the Company's public accounting firm with immediate effect.

In connection therewith, we have prepared the following draft disclosure to be filed in a Current Report on Form 8-K:

Item 4.01 Changes in Registrant’s Certifying Accountant.

On October 5, 2010, we dismissed Turner, Stone & Company, LLP (“TSC”) as our independent registered public accounting firm and.  The reports of TSC on our financial statements for each of the past two fiscal years contained no adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. The decision to change independent accountants was approved by our board of directors on October 5, 2010.

During our two most recent fiscal years and through the date of this report, we have had no disagreements with TSC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of TSC, would have caused it to make reference to the subject matter of such disagreements in its report on our financial statements for such periods.

During our two most recent fiscal years and through the date of this report on Form 8-K, there have been no reportable events as defined under Item 304(a)(1)(v) of Regulation S-K adopted by the SEC.

We provided TSC with a copy of this disclosure before its filing with the SEC. We requested that TSC provide us with a letter addressed to the SEC stating whether or not it agrees with the above statements, and we received a letter from TSC stating that it agrees with the above statements.

New Independent Accountant

Our board of directors appointed Sherb & Co., LLP (“Sherb”) as our new independent registered public accounting firm effective as of October 5, 2010. During the two most recent fiscal years and through the date of our engagement, we did not consult with Sherb regarding either (1) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements, or (2) any matter that was either the subject of a disagreement (as defined in Regulation S-K Item 304(a)(1)(v)), during the two most recent fiscal years.

Prior to engaging Sherb, Sherb did not provide our company with either written or oral advice that was an important factor considered by our company in reaching a decision to change our independent registered public accounting firm from TSC to Sherb.

Please let us know if you have any comments or proposed amendments to the above. Assuming that you do not, we have taken the liberty to prepare your letter to the Securities and Exchange Commission (see attached). Please extend a signed copy of the letter to the SEC to us so that we may file it as an exhibit to our Form 8-K by end of business day, October 6, 2010. If you have any questions, please do not hesitate to contact our attorney, Benjamin Tan of Sichenzia Ross Friedman Ference, LLP at (212) 930 9700. Thank you.

Very truly yours,

/s/Huang Yuan
Huang Yuan
Chief Financial Officer, Secretary and Treasurer